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                               March 1, 2021

       Daniel J. Hennessy
       Chairman and Chief Executive Officer
       Hennessy Capital Investment Corp. VI
       3415 N. Pines Way, Suite 204
       Wilson, Wyoming 83014

                                                        Re: Hennessy Capital
Investment Corp. VI
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted February
5, 2021
                                                            CIK No. 0001842937

       Dear Mr. Hennessy:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 submitted February 5, 2021

       General

   1.                                                   Please identify the
underwriter in your next filing.
 Daniel J. Hennessy
FirstName  LastNameDaniel
                 InvestmentJ.Corp.
                              Hennessy
Hennessy Capital                   VI
Comapany
March      NameHennessy Capital Investment Corp. VI
       1, 2021
March2 1, 2021 Page 2
Page
FirstName LastName
Summary Financial Data, page 28

2. Please revise to disclose the nature of the "As Adjusted" column or cross reference to where such information is disclosed in the S-1.
       You may contact Heather Clark, Staff Accountant, at 202-551-3624 or Martin James,
Senior Advisor, at 202-551-3671 if you have questions regarding comments on the financial statements and related matters. Please contact Thomas Jones, Staff Attorney, at 202-551-3602 or
Jay Ingram, Legal Branch Chief, at 202-551-3397 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Manufacturing
cc:      Michael P. Heinz